Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Avistar Communications Corporation:

We consent to the use of our report dated January 28, 2005 (except as to Note 2, which is as of April 26, 2006), with respect to the consolidated statements of operations, stockholders’ equity, and cash flows of Avistar Communications Corporation and subsidiaries for the year ended December 31, 2004, and the related financial statement schedule for the year ended December 31, 2004, incorporated herein by reference.  Our report indicates that the consolidated statements of operations and cash flows of Avistar Communications Corporation and subsidiaries for the year ended December 31, 2004 have been restated.

/s/ KPMG LLP
Mountain View, California
April 9, 2007